SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period April 26, 2006 to April 27, 2006
PENGROWTH ENERGY TRUST
2900, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.]

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                     ]

DOCUMENTS FURNISHED HEREUNDER:
1.	Press Release announcing retention of advisors by Special Committee.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
April 27, 2006	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.A, PGF.B, TSX; PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES RETENTION OF ADVISORS BY SPECIAL COMMITTEE
(Calgary, April 27, 2006) — Pengrowth Corporation, Administrator of Pengrowth Energy Trust, today announced that the Special Committee of the Board of Directors has retained BMO Nesbitt Burns and Merrill Lynch as its financial advisors and Burnet, Duckworth and Palmer LLP as its legal advisors.
The Special Committee was formed by the Board of Directors of Pengrowth Corporation to consider whether the Class A and Class B trust unit structure continues to be in the best interests of Pengrowth Energy Trust and its Unitholders and to make recommendations to the Board of Directors. The mandate of the Special Committee includes examining the impact of the structure upon Pengrowth’s ability to execute its business plan, alternatives for unwinding the structure and the potential impact of any course of action on both the Class A and Class B Unitholders.
To facilitate the process of the Special Committee, the date of Pengrowth’s annual general meeting has been delayed until Friday, June 23, 2006 with a record date of May 5, 2006.
There can be no assurance regarding any changes the Special Committee will recommend to the Board of Directors, the likelihood of the implementation of any such recommendations, the consequences of such implementation, including the potential effect on the market price or value of the Class A trust units or Class B trust units, which effect may be significantly different as between the Class A trust units and Class B trust units, or the terms or timing thereof.
PENGROWTH CORPORATION
James S. Kinnear, Chairman, President and
Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (401) 362-8191
Caution Regarding Forward-Looking Information
This press release contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of the Ontario Securities Act and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to: the recommendations to be made to the Board of Directors by the special committee, and the timing and impact thereof.
Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to those found under the heading “Business Risks” in our management’s discussion and analysis for the year ended December 31, 2005 and under “Risk Factors” in Pengrowth’s Annual Information Form.
Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and Pengrowth does not undertake any obligation to up-date publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.